UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE
2ND QTR2024

5G



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

MESSAGE FROM MANAGEMENT

The second quarter of the year is marked by the delivery of consistent results and progress in several operational initiatives, which bring the Company closer to achieve the ambitions set out in our Plan.

On the financial side, we once again delivered solid results, with growth in the main revenue lines, in addition to advances in EBITDA, net income and operating cash flow lines.

On the operational front, we reached the halfway point of the year with the certainty that we are prepared and on the right track to deliver even more value to our customers, with our strategic motto – the 3B's – "Best Offer, Best Network, Best Service" motivating us.

2024 SECOND QUARTER HIGHLIGHTS

FINANCIAL

SOLID RESULTS IN 2Q24: HALF OF THE WAY TOWARDS PLAN

- **Solid revenue expansion with high single-digit growth**, driven by mobile. Total Revenue growing 7.5% and Services +7.2% YoY in 2Q24;
- Contribution from main revenue lines: MSR growing 7.3% YoY and TIM UltraFibra Revenue advancing 8.0% YoY in 2Q24;
- **Another record in Mobile ARPU**: Total ARPU reaching R$31.2 (+6.8% YoY) in 2Q24, with Postpaid ex-M2M reaching R$53.4 (+3.1% YoY);
- **EBITDA growing at a faster pace than Revenue (+8.2% YoY)**, sustaining a 0.3 p.p. YoY expansion in Margin, which reached 50% in 2Q24;
- **Operating Cash Flow in strong expansion:** EBITDA-AL* - Capex growing 23.8% YoY;
- **Overall business evolution being channeled to the bottom line:** Normalized Net Income of R$781 million in 2Q24 (+22.5% YoY).

OTHER HIGHLIGHTS

EVOLVING ON DIFFERENT FRONTS

- **5G is now available in 353 cities**. TIM is the operator that has gained the most market share in 5G in the last 12 months;
- **Increasing the level of growth of the Postpaid ex-M2M base** with migrations and reduction of churn: +458k lines added;
- **Initiatives to gain productivity and improve quality** with digitalization, innovation and AI;
- Always committed to social change: TIM wins 3 more awards, in equity, accessibility and combating racism.

+7.4%
YoY advance of Normalized Net Revenue in 6M24

+9.4%
YoY evolution of Normalized EBITDA in 6M24

48.7%
Normalized EBITDA Margin in 6M24

+34.3%
YoY growth of EBITDA-AL* - Capex in 6M24

19.2%
EBITDA-AL* - Capex over Normalized Net Revenue in 6M24

18.4%
Capex over Normalized Net Revenue in 6M24

+21.0%
YoY increase in Normalized Net Income in 6M24

R$ 500 mln
of IoC announced in 6M24

RESULTS CONFERENCE

July 31st, 2024, at:

10:00 a.m. (BRT) / 9:00 a.m. (US EST)

Livestream (Zoom): Click here

* EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning of sites. For more details, access Exhibit 5 – EBITDA After Lease.

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
FINANCIAL (R$ million)								
Normalized* Net Revenues	**6,303**	**5,863**	**7.5%**	**6,096**	**3.4%**	**12,398**	**11,544**	**7.4%**
Services Revenues	6,103	5,695	7.2%	5,909	3.3%	12,013	11,203	7.2%
Mobile Service	5,766	5,372	7.3%	5,577	3.4%	11,343	10,565	7.4%
Fixed Service	337	323	4.5%	332	1.5%	670	638	5.0%
Normalized* Operating Expenses	(3,150)	(2,949)	6.8%	(3,205)	-1.7%	(6,355)	(6,019)	5.6%
Normalized* EBITDA	**3,153**	**2,914**	**8.2%**	**2,890**	**9.1%**	**6,043**	**5,526**	**9.4%**
Normalized* EBITDA Margin	**50.0%**	**49.7%**	**0.3p.p.**	**47.4%**	**2.6p.p.**	**48.7%**	**47.9%**	**0.9p.p.**
Normalized* Net Income	781	638	22.5%	519	50.4%	1,301	1,075	21.0%
Capex	925	926	-0.1%	1,355	-31.7%	2,279	2,214	2.9%
Normalized* EBITDA-AL - Capex	1,536	1,240	23.8%	843	82.2%	2,379	1,772	34.3%
OPERATIONAL ('000)								
Mobile Customer Base	**61,986**	**61,225**	**1.2%**	**61,420**	**0.92%**	**61,986**	**61,225**	**1.2%**
Prepaid	33,014	34,639	-4.7%	33,312	-0.9%	33,014	34,639	-4.7%
Postpaid	28,972	26,586	9.0%	28,108	3.1%	28,972	26,586	9.0%
TIM UltraFibra Customer Base	**798**	**761**	**4.8%**	**806**	**-1.1%**	**798**	**761**	**4.8%**

* EBITDA normalized according to items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections. Net Income normalized according to items indicated in the Revenue and Costs sections, described above, and by non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany agreement with Cozani (-R$8.2 million in 1Q23) and by other tax effects (-R$5.9 million in 2Q23 and -R$4.2 million in 1Q23).


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

EVENTS OF THE QUARTER AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS

On June 14, 2024, the Board of Directors of TIM S.A. approved the distribution of R$300 million as Interest on Capital. For additional information, please access TIM S.A.'s Investor Relations website.

FINANCIAL PERFORMANCE

OPERATING REVENUE

REVENUE PERFORMANCE CONTINUES ITS SOLID TRAJECTORY AS A RESULT OF THE STRATEGY OF BUILDING A BETTER VALUE PROPOSTION FOR CUSTOMERS

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Reported Net Revenue	6,303	5,863	7.5%	6,096	3.4%	12,398	11,503	7.8%
Normalized* Net Revenue	6,303	5,863	7.5%	6,096	3.4%	12,398	11,544	7.4%
Services Revenue	6,103	5,695	7.2%	5,909	3.3%	12,013	11,203	7.2%
Mobile Service	5,766	5,372	7.3%	5,577	3.4%	11,343	10,565	7.4%
Client Generated	5,389	4,978	8.3%	5,191	3.8%	10,580	9,799	8.0%
Interconnection	87	108	-19.6%	94	-7.9%	181	219	-17.1%
Customer Platform	30	36	-16.3%	31	-2.4%	62	68	-9.3%
Others	260	250	3.9%	260	-0.1%	520	479	8.6%
Fixed Service	337	323	4.5%	332	1.5%	670	638	5.0%
of which TIM UltraFibra	234	217	8.0%	229	2.5%	463	426	8.5%
Product Revenue	199	168	18.5%	186	7.0%	385	342	12.8%

* Net Revenue normalized by the temporary effect from the inefficiency of PIS/COFINS arising from a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. became effective on April 01, 2023.

In 2Q24, Normalized Net Revenue grew by 7.5%, totaling R$6,303 million. This result was possible due to the contribution from all main fronts: (i) Mobile Service Revenue grew by 7.3% YoY, leveraged by Postpaid services; (ii) Product Revenue increased by 18.5% YoY, due to stronger devices and accessories sales volumes; and (iii) Broadband Service Revenue from TIM UltraFibra, which grew by 8.0% YoY. **Revenue dynamics remained similar during 6M24, with Normalized Net Revenue growing by 7.4% YoY, and Service Revenue (Mobile + Fixed) expanding by 7.2% YoY.**



Evolution in the main business lines
Normalized Net Revenue
(R$ mln; % YoY)
7.5%
Client Generated
8.3%
346
65
-6
-11
15
31
5,863
6,303
Mobile 7.3%
4.5%
18.5%
2Q23
TIM client
Non-TIM client
Customer Platform
ITX and Others
Fixed
Products
2Q24

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue ("MSR") totaled R$5,766 million in 2Q24, corresponding to a 7.3% YoY growth, and mainly reflects the positive organic performance in the Postpaid segment, which was sustained by the Company's efforts to deliver more compelling value propositions to its customers through 3 pillars: "Best Service, Best Network and Best Offer". **Normalized Mobile ARPU (average monthly revenue per user) reached R$31.2**, representing an increase of 6.8% YoY, once again demonstrating an evolution of the indicator in line with the Company's strategy to increase the monetization of its customer base. **In 6M24, Normalized MSR grew by 7.4% YoY.**

In 2Q24, Client Generated Revenue (RSM excluding interconnection, customer platform and other revenues) **reached R$5,389 million, up by 8.3% YoY.** This performance was due to a 7.2% increase in revenue generated by TIM Clients (Postpaid and Prepaid) and a 38.7% increase in revenue from non-TIM Clients (domestic and international roaming, MVNO and others). **In 6M24, Client Generated Revenue grew by 8.0% YoY.**

In 2Q24, Interconnection Revenue (ITX) dropped by 19.6% YoY, reflecting the impact of the reduction in the VU-M (Mobile Termination Rate) rate and due to lower incoming traffic in the annual comparison. In 6M24, this line fell by 17.1% YoY.

Customer Platform Revenue totaled R$30 million in 2Q24, compared to R$36 million in 2Q23, falling by 16.3% YoY, due to an already expected slower performance in this line, as a consequence of: (i) Financial Services performance; and (ii) a revision of the operating model in other segments aimed at achieving additional recurring revenue (from activation fee model to revenue share). In this context of adjustments, we highlight the initiatives for Mobile Advertising and Data Monetization, which grew by solid double digits. In 6M24, this line fell by 9.3% due to the same reasons.

The Other Normalized Revenues[1] line increased by 3.9% YoY in 2Q24, mainly due to higher revenues linked to network infrastructure sharing contracts. Year-to-date, this line increased by 8.6% YoY.

Below is the performance breakdown of each mobile customer profile:

I. **Postpaid Revenue recorded a strong increase, in 2Q24, of 10.1% YoY.** Excluding the effect from interconnection revenue (incoming traffic), **this line would have increased by 10.6% YoY in 2Q24. Postpaid ARPU reached R$43.9 in 2Q24, up by 1.8% YoY, while Postpaid ARPU ex-M2M reached R$53.4 (+3.1% YoY).** The performance is explained by (i) the tariff adjustment on Postpaid offers, partially impacting the Control customers as of April and remaining customers as of May; (ii) the Company's focus on the customer migration efforts to more attractive and higher value plans; and (iii) improvement in customer base management, which reduced churn rates to 1.0% per month, of which 0.7% in Postpaid ex-M2M – one of the lowest in the Company's history. **In 6M24, Postpaid Revenue increased by 8.8% YoY.**

II. **Prepaid Revenue declined by 1.5% YoY in 2Q24,** with **Prepaid ARPU reaching R$14.9 (+4.0% YoY).** Excluding interconnection revenue, **Prepaid Revenue would have been practically flat in 2Q24 (-0.5% YoY).** In addition to the lower incoming traffic, this performance continues to be affected by the increase in migration from Prepaid to Postpaid customers (+14.5% YoY) and by macroeconomic factors, which have impacted the recharge dynamics in certain customer groups. **In 6M24, Prepaid Revenue fell by 0.6% YoY.**

Breakdown of the Fixed Segment (net of taxes and deductions):

In 2Q24, Fixed Service Revenue totaled R$337 million, up by 4.5% YoY. In 6M24, Fixed Service Revenue grew by 5.0% YoY.

TIM UltraFibra, the main line for the fixed segment, **grew by 8.0% YoY in 2Q24**, sustaining its growth pace, reaching an **ARPU of R$98.6 (+3.9% YoY)**. The consistent performance reflects the Company's strategy to focus on the evolution of FTTH (Fiber-to-the-Home), which recorded a 14.7% YoY growth in its customer base in 2Q24. FTTH already accounts for over 92% of our total broadband customer base. **In 6M24, TIM UltraFibra Revenue increased by 8.5% YoY.**


TIM UltraFibra Revenue
(R$ mln; %YoY)
8.0%
217
234
2Q23
2Q24
TIM UltraFibra sustaining its growth pace

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, referring to the temporary effect of the inefficiency of PIS/COFINS, arising from a contract signed between TIM S.A and Cozani, which was extinguished with the merger Cozani.

Details of Product Revenue (net of taxes and deductions):

Product Revenue expanded 18.5% in 2Q24 and 12.8% YoY in 6M24, respectively. This performance is explained by: (i) increase in devices sales, driven by Mother's Days and by the migrations to higher value plans; and (ii) sale of accessories and equipment related to "B2B IOT", reinforcing the Company's portfolio diversification strategy.

OPERATING COSTS AND EXPENSES

EFFICIENT MANAGEMENT OF COSTS AND EXPENSES THAT CONTINUE TO GROW LESS THAN REVENUE

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Reported Operating Expenses	**(3,150)**	**(2,967)**	**6.2%**	**(3,205)**	**-1.7%**	**(6,355)**	**(6,032)**	**5.4%**
Normalized* Operating Expenses	**(3,150)**	**(2,949)**	**6.8%**	**(3,205)**	**-1.7%**	**(6,355)**	**(6,019)**	**5.6%**
Personnel	(366)	(337)	8.6%	(364)	0.5%	(730)	(672)	8.7%
Selling and Marketing	(1,002)	(933)	7.4%	(980)	2.2%	(1,982)	(1,967)	0.8%
Network & Interconnection	(1,079)	(1,016)	6.2%	(1,135)	-4.9%	(2,214)	(1,983)	11.7%
General & Administrative	(209)	(201)	3.9%	(220)	-5.2%	(429)	(446)	-3.8%
Cost Of Goods Sold (COGS)	(268)	(238)	12.3%	(248)	8.0%	(515)	(468)	10.0%
Bad Debt	(172)	(146)	18.1%	(166)	4.0%	(338)	(306)	10.6%
Other operational revenues (expenses)	(54)	(78)	-31.1%	(93)	-42.3%	(146)	(177)	-17.4%
Normalized* Operating Expenses Ex-COGS	**(2,882)**	**(2,711)**	**6.3%**	**(2,958)**	**-2.6%**	**(5,840)**	**(5,550)**	**5.2%**

* Operating Costs normalized by: expenses with consulting within the scope of the acquisition project of Oi Móvel and customer migration (+R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886 thousand in 1Q23) and expenses with specialized legal and administrative services (+R$1.1 million in 2Q23).

Normalized Operating Costs and Expenses totaled R$3,150 million in 2Q24, up by 6.8% YoY, partially impacted by a more challenging comparative basis, since in 2Q23 we recorded a Fistel credit in the Selling and Marketing line, in the amount of R$47 million, excluding this effect, Normalized OPEX would have increased by 5.1% YoY. In 6M24, Normalized Operating Costs and Expenses grew by 5.6% YoY.

Reported Operating Costs and Expenses also reached R$3,150 million in 2Q24, up by 6.2% YoY, justified by the non-recurring effects recorded in 2Q23 as indicated in the table above.

Breakdown of Normalized Costs and Expenses Performance:

Personnel Costs grew by 8.6% YoY in 2Q24, impacted by salary adjustments, improved benefits, and higher costs related to employees' profit sharing in the Company's results. In 6M24, this line increased by 8.7% for the same reasons indicated above.

The Selling and Marketing line increased by 7.4% YoY in 2Q24, reversing the downward trend of recent quarters, because in 2Q23 this line was benefited with the recognition of Fistel credits, in the amount of R$47 million **(disregarding the effect of last year's gain, the line would have an increase of 2.2%)**. In addition to this effect, we also recorded higher advertising expenses due to the launch of our new network

advertising campaign. In 6M23, this cost line remained practically flat, growing by 0.8% YoY.

The Normalized Network and Interconnection group[2] increased by 6.2% YoY in 2Q24, due to: (i) higher expenses for international roaming services, still reflecting the increase in traffic volume after the strategy to reformulate the Postpaid portfolio as of 3Q23; (ii) increased spending on content providers; and (iii) higher costs related to infrastructure sharing contracts. In 6M24, this line grew by 11.7% YoY for the same reasons indicated above.

Normalized General and Administrative Expenses (G&A)[3] reached R$209 million in 2Q24, increasing 3.9% YoY, impacted by higher IT expenses related to the data cloud storage project, partially offset by lower expenses with strategic consulting services. Year-to-date, this line fell by 3.8%, mainly due to lower expenses related to professional services and consulting.

The Cost of Goods Sold (COGS) line grew by 12.3% YoY in 2Q24, in line with the growth in devices and accessories sales affecting product revenue. In 6M24, COGS increased by 10.0% due to the same reasons.

The Bad Debt line grew by 18.1% YoY in 2Q24. Having as main driver the growth in the post-paid revenue base. Despite this increase, the Bad Debt over Gross Revenue ratio remains at a healthy level, corresponding to 1.9% (vs. 1.8% in 2Q23). In 6M24, this expense line increased by 10.6% YoY.

Other Normalized Operating (Income) Expenses[4] fell by 31.1% YoY in 2Q24, mainly due to lower provisions for civil and tax contingencies, on the negative side this line was affected by higher spending on taxes lawsuits. In 6M24, this cost line fell by 17.4% YoY.

[2] The Network and Interconnection line had a non-recurring impact of R$16.3 million in 2Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.
[3] The G&A expenses line was impacted by non-recurring items, in the amount of R$1.1 million in 2Q23, referring to expenses with specialized legal and administrative services within the scope of the acquisition of Oi's assets.
[4] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$886 thousand in 1Q23, referring to expenses with FUST/FUNTEL.

FROM EBITDA TO NET INCOME

EBITDA AND EBITDA-AL RECORDED YET ANOTHER QUARTER WITH ROBUST GROWTH. LEADING NET INCOME TO MAINTAIN A STRONG PACE THROUGHOUT THE FIRST HALF

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**3,153**	**2,914**	**8.2%**	**2,890**	**9.1%**	**6,043**	**5,526**	**9.4%**
Normalized* EBITDA Margin	50.0%	49.7%	0.3p.p.	47.4%	2.6p.p.	48.7%	47.9%	0.9p.p.
Depreciation & Amortization	**(1,756)**	**(1,835)**	**-4.3%**	**(1,755)**	**0.04%**	**(3,510)**	**(3,612)**	**-2.8%**
Depreciation	(1,274)	(1,364)	-6.6%	(1,276)	-0.2%	(2,549)	(2,657)	-4.1%
Amortization	(482)	(471)	2.3%	(479)	0.6%	(961)	(955)	0.7%
Equity in Earnings	**(23)**	**(23)**	**-**	**(23)**	**2.6%**	**(46)**	**(42)**	**9.4%**
Normalized* EBIT	**1,374**	**1,056**	**30.1%**	**1,113**	**23.5%**	**2,487**	**1,872**	**32.8%**
Normalized* EBIT Margin	21.8%	18.0%	3.8p.p.	18.3%	3.5p.p.	20.1%	16.2%	3.8p.p.
Net Financial Results	**(450)**	**(426)**	**5.7%**	**(525)**	**-14.3%**	**(975)**	**(649)**	**50.2%**
Financial Expenses	(661)	(741)	-10.8%	(754)	-12.3%	(1,415)	(1,337)	5.9%
Normalized* Financial Income	188	316	-40.5%	221	-14.9%	409	691	-40.8%
Net Exchange Variation	23	(1)	n.a.	8	191.9%	31	(4)	n.a.
Normalized* EBT	**924**	**630**	**46.6%**	**588**	**57.2%**	**1,512**	**1,223**	**23.6%**
Normalized* Income Tax and Social Contribution	(143)	8	n.a.	(69)	108.8%	(212)	(149)	42.4%
Normalized* Net Income	**781**	**638**	**22.5%**	**519**	**50.4%**	**1,301**	**1,075**	**21.0%**
Total Normalized Items	-	(11)	n.a.	-	n.a.	-	(36)	n.a.
Reported (R$ million)								
Reported EBITDA	**3,153**	**2,896**	**8.8%**	**2,890**	**9.1%**	**6,043**	**5,472**	**10.4%**
Reported EBITDA Margin	50.0%	49.4%	0.6p.p.	47.4%	2.6p.p.	48.7%	47.6%	1.2p.p.
Reported EBIT	**1,374**	**1,039**	**32.3%**	**1,113**	**23.5%**	**2,487**	**1,818**	**36.8%**
EBIT Margin	21.8%	17.7%	4.1p.p.	18.3%	3.5p.p.	20.1%	15.8%	4.3p.p.
Net Financial Results	**(450)**	**(426)**	**5.7%**	**(525)**	**-14.3%**	**(975)**	**(649)**	**50.2%**
Income Before Taxes	**924**	**613**	**50.8%**	**588**	**57.2%**	**1,512**	**1,169**	**29.3%**
Income Tax and Social Contribution	(143)	13	n.a.	(69)	108.8%	(212)	(130)	62.4%
Reported Net Income	**781**	**626**	**24.7%**	**519**	**50.4%**	**1,301**	**1,039**	**25.2%**

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (-R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$5.9 million in 2Q23, -R$4.2 million in 1Q23).

EBITDA[5] (Earnings Before Interest, Taxes, Depreciation and Amortization)

Normalized EBITDA totaled R$3,153 million in 2Q24, up by 8.2% YoY, resulting from solid revenue performance and controlled costs. This led the **Normalized EBITDA Margin to reach a level of 50.0%,** maintaining its quarterly growth and expanding by 0.3 p.p. YoY. **In 6M24, Normalized EBITDA grew by 9.4% YoY, reaching a Margin of 48.7% (+0.9 p.p. YoY).**

[5] EBITDA is normalized according to the items described in the "Revenue" and "Costs" sections.


Normalized EBITDA and Margin
(R$ mln; %YoY)
8.2%
2,914
3,153
2Q23
2Q24
49.7%
50.0%
EBITDA Margin

Normalized EBITDA Margin reaches 50.0% in 2Q24

Considering the effects from leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")[6]** (excluding impacts from fines related to the site decommissioning process[7]) **grew by 13.6% YoY in 2Q24,** totaling R$2,461 million, with a **margin of 39.0%**, expanding by 2.1 p.p. due to a strong operational performance and more active management of leased assets. **In 6M24, Normalized EBITDA-AL grew by 16.9% YoY, totaling R$4,658 million.**


Normalized EBITDA-AL
(R$ mln)
2,166
239
56
2,461
-32
2,428
2Q23
Δ Normalized EBITDA
Δ Leases
2Q24
Decommissioning Fines
2Q24 After Fines

EBITDA-AL expanded double-digits again, capturing the benefits of operational improvements and lease management

[6] EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA *After Lease*.

[7] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

DESCRIPTION	2Q24	2Q23	%YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Depreciation	(1,274)	(1,364)	-6.6%	(1,276)	-0.2%	(2,549)	(2,657)	-4.1%
of which Depreciation of Leases	(448)	(598)	-25.1%	(471)	-5.0%	(919)	(1,226)	-25.0%
Amortization	(482)	(471)	2.3%	(479)	0.6%	(961)	(955)	0.7%
Total D&A	**(1,756)**	**(1,835)**	**-4.3%**	**(1,755)**	**0.0%**	**(3,510)**	**(3,612)**	**-2.8%**

The D&A line fell by 4.3% YoY in 2Q24, mainly driven by the decommissioning process, which led to a reduction in the depreciation of the right to use related to IFRS 16 leases, partially offset by the higher depreciation of transmission equipment and the higher amortization of frequencies' authorization. In 6M24, this line fell by 2.8% YoY, for the same reasons.

Normalized EBIT increased by 30.1% YoY in 2Q24, with a margin of 21.8%, reflecting the strong EBITDA growth. In 6M24, Normalized EBIT increased by 32.8% YoY, with a margin of 20.1%.

NET FINANCIAL RESULT

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Cash Items	**(426)**	**(517)**	**-17.5%**	**(506)**	**-15.9%**	**(933)**	**(1,074)**	**-13.2%**
Financial Debt Interest (Net of Derivatives)	(75)	(161)	-53.2%	(82)	-8.7%	(158)	(304)	-48.1%
Interest related to Cash & Cash Equivalents	80	103	-22.0%	106	-24.6%	186	226	-17.6%
Net Leases Interest	(354)	(334)	5.9%	(342)	3.6%	(696)	(685)	1.5%
Auction Spectrum Monetary Adjustment & Interest	(29)	(10)	180.6%	(26)	8.3%	(55)	(36)	54.9%
Others	(48)	(114)	-57.7%	(162)	-70.2%	(210)	(275)	-23.6%
Non-Cash Items	**(24)**	**91**	**n.a.**	**(19)**	**28.1%**	**(42)**	**425**	**n.a.**
Interest Capitalized from Licenses	-	25	n.a.	-	n.a.	-	98	n.a.
Mark-to-market from Derivative	(43)	66	n.a.	(19)	133.4%	(62)	120	n.a.
C6 Mark-to-market	20	-	n.a.	-	n.a.	20	20	-
Others	-	-	n.a.	-	n.a.	-	187	n.a.
Net Financial Result	**(450)**	**(426)**	**5.7%**	**(525)**	**-14.3%**	**(975)**	**(649)**	**50.2%**

The Net Financial Result was negative by R$450 million in the quarter, worsening by R$24 million compared to 2Q23, mainly due to: (i) non-cash items in market-to-market of derivatives, which was negative in the quarter; and (ii) conclusion of interest capitalization for the 3.5GHz license, also a non-cash item. In addition to these effects, this line was positively impacted by lower interest payments on financial debts arising from a lower debt level. In 6M24, this line worsened by 50.2% YoY, mainly impacted by non-cash items: market-to-market of derivatives, capitalization of license interest and renegotiation of lease contracts, impacting the "others" line.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution (IR/CSLL), in the Normalized[8] view, totaled -R$143 million in 2Q24, compared to R$8 million in 2Q23, corresponding to an **effective rate of -15.5%** against +1.2% in 2Q23. This variation is largely related to a higher distribution of Interest on Equity declared in 2Q23 (two tranches totaling R$520 million), compared to R$300 million in a single tranche during 2Q24. Year-to-date, the Income Tax and Social Contribution line totaled -R$212 million, with an effective rate of -14.0%.

NET INCOME

Normalized Net Income[9] totaled R$781 million in 2Q24, increasing by 22.5% YoY and maintaining the accelerated growth and achieving the highest net profit ever recorded in a second quarter. As a result, Normalized Earnings per Share (EPS) for the quarter reached R$0.32 vs. R$0.26 in 2Q23. **In 6M24, Normalized Net Income expanded by 21.0% YoY, totaling an EPS of R$ 0.54.**

INVESTMENTS, CASH FLOW AND DEBT

ALLOCATING CAPITAL WELL AND GENERATING MORE CASH

CAPEX

DESCRIPTION	2Q24	2Q23	%YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Network	636	646	-1.5%	984	-35.3%	1,620	1,532	5.8%
IT & Others	289	280	3.2%	371	-22.1%	659	683	-3.4%
Capex	**925**	**926**	**-0.1%**	**1,355**	**-31.7%**	**2,279**	**2,214**	**2.9%**
Capex/ Net Revenue	**14.7%**	**15.8%**	**-1.1p.p.**	**22.2%**	**-7.5p.p.**	**18.4%**	**19.2%**	**-0.8p.p.**

Capex amounted to R$925 million in 2Q24, almost flat by -0.1% YoY. The Total Capex over Normalized Net Revenue ratio reached 14.7% in 2Q24, compared to 15.8% in 2Q23, down by 1.1 p.p. in the period, due to the growth in Net Revenue. The Company continues to invest in network infrastructure as 5G begins to consolidate in new regions. This quarter, we took 5G coverage to 87 new cities, reaching a total of 353 cities covered at the end of June. In 6M24, Capex increased by 2.9% YoY. It is worth highlighting that the Company's guidance for 2024 remains unchanged, with guidance already disclosed between R$4.4 and R$4.6 billion Reais.

[8] The Income Tax and Social Contribution line had a non-recurring impact of -R$ 8.2 million in 1Q23, related to tax credits with the Cozani intercompany contract, and of -R$5.9 million in 2Q23 and -R$4.2 million in 1Q23, related to other tax effects.
[9] Net Income is normalized according to items in the "From EBITDA to Net Income" section.

CASH FLOW

Normalized EBITDA (-) Capex totaled R$2,228 million in 2Q24, up by 12.1% YoY. When returning the effects from leases, **Normalized EBITDA-AL[10] (-) Capex totaled R$1,536 million, increasing by 23.8% YoY in the quarter.** Both results were achieved due to a solid EBITDA growth, complemented by a significant reduction in lease levels. The **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 24.4%** in the period. **In 6M24, Normalized EBITDA-AL (-) Capex grew by 34.3% YoY, corresponding to 19.2% of the Normalized Net Revenue in the period.**


Cash Generation increases double-digit in 2Q24
Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
23.8%
1,240
1,536
2Q23
2Q24
21.2%
24.4%
over Net Revenue

DESCRIPTION	2Q24	2Q23	%YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Reported EBITDA	3,153	2,896	8.8%	2,890	9.1%	6,043	5,472	10.4%
Capex	(925)	(926)	-0.1%	(1,355)	-31.7%	(2,280)	(2,214)	2.9%
Reported EBITDA - Capex	**2,228**	**1,971**	**13.0%**	**1,536**	**45.1%**	**3,764**	**3,257**	**15.5%**
Δ Working Capital and Income Tax	(541)	(625)	-13.4%	(1,237)	-56.2%	(1,778)	(1,315)	35.2%
of which Spectrum Auction Payment	(128)	(134)	-4.3%	-	n.a.	(128)	(134)	-4.3%
Leases Payment*	(739)	(817)	-9.6%	(734)	0.7%	(1,473)	(1,623)	-9.3%
of which Penalities	32	57	-43.1%	27	21.9%	59	57	3.7%
Operating Free Cash Flow	**948**	**529**	**79.2%**	**(435)**	**n.a.**	**513**	**319**	**60.8%**

* The Company recognized incentives on lease payments received in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$31.6 million in 2Q24 and +R$33.9 million in 1Q24).

Operating Free Cash Flow ("OpFCF") totaled R$948 million in 2Q24, improving by R$419 million in comparison to 2Q23. As resultof (i) the improvement in Reported EBITDA (-) Capex, which increased by 13.0% YoY; (ii) a less negative variation in Working Capital, as already expected by the Company, with highlights for the reduction in the inventory line and the improvement in the line of taxes and fees payable; and (iii) a reduction in lease payments, given that the decommissioning project was entirely concluded. In 6M24, OpFCF grew by 60.7% YoY, due to the improvement in operating performance and reduction in lease payments.

[10] EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA *After Lease*.

It is worth highlighting that the full payment of the TFF (Operating Inspection Fee), which makes up the Fistel rate, has been suspended since 2020. The total amount registered, until June 30, 2024, was R$3.0 billion, of which R$2.4 billion was principal and R$590 million in late payment interest.

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	SOFR + 1.17826%	12/24 to 12/25	80	15	95
Debentures	BRL	IPCA + 4.1682% p.a.	06/28	(2)	1,917	1,916
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	35	359	393
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	113	19	132
BNB	BRL	IPCA + 1.2228% a 1.4945% p.a.	02/28	153	408	561
Total Financial Debt				**379**	**2,718**	**3,097**
License (5G)	BRL	Selic	12/40	62	940	1,002
Total Debt Before Lease				**441**	**3,658**	**4,099**
Total Lease	BRL	IPCA/IGP-M (12.43% p.a.)	10/29	1,824	10,416	12,240
Total Debt				**2,265**	**14,074**	**16,339**

Net Debt

DESCRIPTION	2Q24	1Q24	4Q23	3Q23
R$ million				
Short-Term Debt	379	761	1,267	2,278
Long-Term Debt	2,717	2,487	2,504	2,559
Total Debt	**3,096**	**3,248**	**3,771**	**4,837**
Cash and Cash Equivalents	(3,312)	(3,371)	(5,036)	(4,446)
Net Derivatives-ex C6	(172)	(65)	(65)	74
Net Debt	**(388)**	**(188)**	**(1,331)**	**465**
License (5G)	1,002	978	953	984
Net Debt AL	**614**	**790**	**(378)**	**1,449**
Total Lease	12,240	12,153	12,020	12,366
Total Net Debt	**12,854**	**12,943**	**11,642**	**13,815**
Net Debt AL /Normalized EBITDA AL*	**0.1x**	0.09x	0x	0.2x
Net Debt Total/Normalized EBITDA	1.0x	1.1x	1x	1.2x

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2025	201	810
2026	909	2,094
2027	909	2,064
2028	785	1,910
After 2028	853	7,195
Total Debt	**3,657**	**14,073**

Total Debt (post-hedge) amounted to R$16,166 million at the end of June 2024, down by R$2,512 million over 2Q23. This decrease reflects mainly: (i) the settlement of a portion of the short-term financial debt; and in a lower proportion (ii) a reduction in total leases, due to the decommissioning of sites.

The Cash and Securities balance totaled R$3,312 million at the end of June 2024. The disbursements made in the last 12 months with the settlement of a portion of the short-term financial debt were offset by the Company's solid operational performance, supporting a cash position that remained practically flat compared to 2Q23.

OPERATIONAL PERFORMANCE

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
Mobile Customer Base ('000)	**61,986**	**61,225**	**1.2%**	**61,420**	**0.1%**	**61,986**	**61,225**	**1.2%**
Prepaid	33,014	34,639	-4.7%	33,312	-0.9%	33,014	34,639	-4.7%
Postpaid	28,972	26,586	9.0%	28,108	3.1%	28,972	26,586	9.0%
Human Postpaid	23,453	21,842	7.4%	22,995	2.0%	23,453	21,842	7.4%
4G Users Base ('000)	51,481	54,736	-5.9%	52,249	-1.5%	51,481	54,736	-5.9%
5G Users Base ('000)	7,560	2,477	205.2%	6,167	22.6%	7,560	2,477	205.2%
Market Share*	**23.7%**	**24.3%**	**-0.6p.p.**	**23.8%**	**0.0p.p.**	**23.7%**	**24.3%**	**-0.6p.p.**
Prepaid	31.0%	31.8%	-0.8p.p.	31.1%	-0.1p.p.	31.0%	31.8%	-0.8p.p.
Postpaid	18.6%	18.6%	-	18.6%	-	18.6%	18.6%	0.0p.p.
Human Postpaid	21.3%	21.5%	-0.2p.p.	21.3%	-	21.3%	21.5%	-0.2p.p.
TIM UltraFibra Customer Base ('000)	**798**	**761**	**4.8%**	**806**	**-1.1%**	**798**	**761**	**4.8%**
FTTH	737	643	14.7%	733	0.5%	737	643	14.7%
FTTC	61	118	-48.9%	73	-17.0%	61	118	-48.9%

* Data published by Anatel related to May 2024.

MOBILE SEGMENT:

In 2Q24, **TIM recorded 62.0 million mobile lines**, returning to positive net addition levels with an **increment of 761k new lines in the last 12 months and 566k new lines in the quarter**. The Postpaid group was the key highlight for achieving this performance, with a **9.0% YoY** growth in the customer base, reaching **29.0 million lines**, being 23.5 million in Human Postpaid (+7.4% YoY). The Prepaid group recorded 33 million lines, down by 4.7% YoY on the basis including the growth in customers that migrated from Prepaid to Postpaid.

FIXED SEGMENT:

TIM UltraFibra's customer base reached 798k connections in 2Q24 (+4.8% YoY), with the FTTH base being the key component with 737k customers. Compared to the previous quarter, the total FTTH base remained flat due to the Company's strategy of being more selective in the geographic expansion of TIM UltraFibra.

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

I. **Commercial Partnerships** with:
   (i) **direct remuneration for the sale of advertising and data intelligence,** where the main advertising sales products used are TIM Ads and TIM Insights – this revenue line experienced strong acceleration, having practically doubled from 2Q23 to 2Q24, mainly due to the structuring of a dedicated sales force, as well as the development of new commercial agreements with advertising agency and advertisers;
   (ii) **remuneration for data products,** through financial scores and standardized validation/authentication products to improve users' digital security – this line almost tripled in transaction revenues from 2Q23 to 2Q24 due to the rapid profitability of scoring solutions and the launch of new Open Gateway products.

II. **Strategic Partnerships.** In this model, in addition to TIM Ads and TIM Insights, we use the segmentation capacity of our base, combined with the strength of the TIM brand to endorse the partner brand, encouraging consumers to adopt the products of our strategic partners with exclusive offers for TIM customers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

FINANCIAL SERVICES

In 2020, the Company concluded negotiations with C6 Bank and launched exclusive offers for TIM customers who opened accounts with the bank and used its services. In this contract, TIM receives remuneration for active accounts and the option to obtain equity participation in C6 Bank as certain goals are achieved, with the number of shares received for each goal achieved varying throughout the contract.

On February 1, 2021, TIM announced that it obtained, within the scope of this partnership, the right to exercise a subscription bonus equivalent to an indirect participation of approximately 1.44% of the share capital of C6 Bank, because of reaching, in December 2020, from the 1st level of the agreed goals. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank. It is important to highlight that once the option was exercised, TIM began to hold a minority position and without a position of control or significant influence in the management of C6.

In addition, TIM holds stock subscription options, which represent the Company's option to subscribe for 4.62% of C6's shares on June 30, 2024. Considering what has already been exercised, plus the options,

TIM's potential stake in C6 Bank could reach approximately 5.88%, subject to the ongoing arbitration dispute. More details can be found in Notes 12, 31 and 37 of the ITR.

EDUCATION SERVICES

In the Education pillar, the partnership with Descomplica has already reached over 500k subscribers in several courses, such as: ENEM preparatory courses, free courses, undergraduate and graduate courses. Free courses focused on technology, such as ChatGPT and Artificial Intelligence for Non-Technicians, have already reached +35k subscribers in 2024.

HEALTH SERVICES

In May 2024, TIM completed the operational pilot of the partnership with Cartão de Todos, carrying out the national rollout of the partnership, offering the service to all customers in its base.

In the first month of full operation, we have already reached more than 15k Cartão de Todos subscriptions through the partnership platform, in addition to a total of more than 48k registered customers. It is worth remembering that today all TIM customers are exempt from the membership fee, and those in the Control and Postpaid segment are entitled to 3 months of free monthly payments.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

2Q24 HIGHLIGHTS

- TIM has released its 20th ESG Report. Among the highlights of the publication, the Company reported 100% renewable electricity consumption, 4G coverage in all cities in the country, recognition in diversity and inclusion and a decade of work by Instituto TIM. The document also presents the ESG Plan 2024-26 with new targets, such as having at least 25% black people in leadership by 2025 and reaching 32 million hectares connected in rural areas of Brazil by 2026.
- TIM has won the Great Place to Work (GPTW) seal for the third time, which recognizes the Best Companies to Work For in Brazil. The globally recognized certification aims to measure the level of trust employees have in the organization. The company also participated in the GPTW diversity awards and was the most awarded operator, with seals in the Women, Ethnic-Racial, LGBTI+ and 50+ categories.
- For the second year running, TIM has received the BR Equality Seal, being considered one of the best companies for LGBTI+ people to work for. The recognition by the +Diversity Institute and the Human Rights Campaign reinforces the company's commitment to promoting an environment of inclusion, opportunity, support and welcome.
- In yet another action under the Inclusion and Diversity pillar, TIM opened 250 vacancies in May for people with disabilities. The initiative is part of TIM+Diversa, a program created by the company that aims not only to make people employable, but also to provide training and continuous professional development for these new employees.
- For the third time, TIM has been considered the most accessible operator for people with disabilities in Brazil. The company came first in the ranking of the Anatel Accessibility Award, an initiative of the regulatory agency which is in its sixth edition and seeks to encourage greater accessibility in stores, websites and remote service of telecommunications services, as well as voluntary actions by companies in the sector.
- TIM has become the first operator to join Procon Racial, an initiative of Procon-SP, carried out in partnership with Zumbi dos Palmares University, with the aim of combating and preventing racism in consumer relations. With this adhesion, the company reinforces its commitment to promoting diversity and inclusion and commits itself to the 10 principles for confronting racism in consumer relations.
- In response to the climate tragedy in Rio Grande do Sul, TIM prioritized its actions on four fronts: guaranteeing the connection, working to re-establish the network as soon as possible; supporting customers by freeing up roaming and a 10GB bonus; helping its employees in the affected regions and donating emergency items to society through partnerships with local institutions, such as Ascendendo Mentes, from the Gerando Falcões Network. Reinforcing the company's commitment to inclusion, Instituto TIM also donated 200 wheelchairs to disabled people affected by the floods through the NGO One by One.
- Academic Working Capital (AWC), Instituto TIM's university entrepreneurship program, concluded its 8th edition with an Investment Fair at FAAP in São Paulo. More than 40 students presented 15 projects to angel investors and market executives. Among the solutions developed by the university students were an energy drink and a cereal bar whose key ingredient is coffee husk; high-frequency ultrasonic waves and ultraviolet light powered by renewable energy to improve the water quality of cattle drinking troughs; and the use of artificial intelligence to optimize shrimp farming. Since 2015, the AWC has boosted around 200 projects, resulting in the creation of more than 100 startups.

- Bateria do Instituto TIM was one of the attractions at TIM Music Rio, held on Copacabana Beach. Considered one of the biggest free music festivals in Brazil, the event brought together artists such as Djavan, IZA, Gloria Groove, Marina Sena and Preta Gil over two weekends. In their performance, the Bateria do Instituto TIM, which is made up of more than 50 children, young people and adults with and without disabilities, included different rhythms and hits such as “Coisinha do Pai”, “Maracangalha” and “Emoriô”.
- In the 2nd quarter, TIM incorporated eight new plants into its operation as part of the evolution of the Distributed Generation Project (DG), totaling 114 units. The project is responsible for promoting the supply of the network using renewable energy plants, with a predominance of solar plants. The expectation is that by the end of 2024, almost 60% of the energy used by the company will come from DG, reaching a total of 134 plants, which will serve 25 states.
- TIM ended the 1st quarter with 1,859 active biosites on its network. These structures, like a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

More information on TIM's ESG actions can be accessed in the Quarterly Report, available on the Investor Relations website.

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2024 (“2Q24”) and first semester of 2024 (“6M24”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

EXHIBITS

Exhibit 1: Balance Sheet
Exhibit 2: Income Statement
Exhibit 3: Cash Flow Statement
Exhibit 4: Operating Indicators
Exhibit 5: EBITDA After Lease

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.



EXHIBIT 1 – TIM S.A.
Balance Sheet

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ
R$ million					
ASSETS	54,035	55,707	-3.0%	54,334	-0.6%
CURRENT ASSETS	10,397	9,281	12.0%	10,335	0.6%
Cash and cash equivalents	2,111	3,067	-31.2%	1,985	6.4%
Marketable securities	1,201	272	342.1%	1,386	-13.4%
Trade accounts receivable	4,262	3,568	19.5%	4,042	5.4%
Inventories	416	374	11.1%	405	2.8%
Recoverable income and social contribution taxes	274	167	64.7%	306	-10.3%
Recoverable taxes, fees and contributions	938	749	25.3%	935	0.4%
Prepaid expenses	495	481	2.9%	612	-19.1%
Derivative financial instruments	358	266	34.9%	305	17.7%
Leases	31	29	8.2%	31	1.4%
Other assets	310	309	0.3%	329	-5.9%
NONCURRENT	43,637	46,426	-6.0%	44,000	-0.8%
Noncurrent assets	4,466	5,792	-22.9%	4,430	0.8%
Marketable securities	15	13	13.0%	13	17.1%
Accounts receivable	168	236	-28.8%	190	-11.3%
Recoverable income and social contribution taxes	211	835	-74.8%	208	1.1%
Recoverable taxes, fees and contributions	928	1,005	-7.6%	905	2.6%
Deferred income and social contribution taxes	1,166	1,287	-9.4%	1,270	-8.1%
Judicial deposits	677	1,422	-52.3%	686	-1.2%
Prepaid expenses	222	89	147.7%	191	16.2%
Derivative financial instruments	527	499	5.4%	507	3.9%
Leases	209	208	0.4%	209	-0.4%
Other financial assets	303	163	n.a.	214	41.2%
Other assets	40	34	17.7%	37	7.7%
Permanent Assets	39,171	40,634	-3.6%	39,570	-1.0%
Investment	1,405	1,498	-6.2%	1,428	-1.6%
Property, plant and equipment	22,572	23,085	-2.2%	22,689	-0.5%
Intangible assets	15,194	16,050	-5.3%	15,452	-1.7%
LIABILITIES	54,035	55,707	-3.0%	54,334	-0.6%
CURRENT LIABILITIES	11,758	13,261	-11.3%	12,773	-7.9%
Suppliers	3,649	3,651	-0.1%	3,912	-6.7%
Loans and financing	379	2,171	-82.5%	761	-50.2%
Lease liabilities	1,855	2,106	-11.9%	1,847	0.4%
Derivative financial instruments	190	353	-46.3%	244	-22.3%
Payroll and related charges	356	346	2.8%	463	-23.1%
Income tax and social contribution payable	37	47	-20.8%	49	-23.2%
Taxes, fees and contributions payable	3,400	2,588	31.4%	3,116	9.1%
Dividends and interest on shareholders' equity payable	1,239	334	270.8%	1,580	-21.6%
Authorizations payable	284	511	-44.4%	415	-31.6%
Deferred revenues	260	269	-3.1%	273	-4.8%
Other contractual obligations	-	748	n.a.	-	n.a.
Other liabilities	109	137	-20.3%	114	-4.4%
NON CURRENT LIABILITIES	16,801	17,118	-1.9%	16,536	1.6%
Loans and financing	2,717	2,619	3.7%	2,487	9.2%
Lease liabilities	10,625	10,995	-3.4%	10,547	0.7%
Taxes, fees and contributions payable	39	12	223.7%	10	296.9%
Provision for legal and administrative proceedings	1,477	1,289	14.7%	1,529	-3.4%
Pension plan and other postemployment benefits	5	6	-13.8%	5	-
Authorizations to pay	1,193	1,089	9.5%	1,158	3.0%
Deferred revenues	589	638	-7.7%	609	-3.4%
Other liabilities	156	470	-66.7%	191	-18.2%
SHAREHOLDERS' EQUITY	25,476	25,327	0.6%	25,025	1.8%
Capital	13,478	13,478	-	13,478	-
Capital reserves	398	419	-5.0%	391	2.0%
Income reserves	10,850	10,915	-0.6%	10,850	-
Equity valuation adjustments	(3)	(4)	-13.8%	(3)	-
Treasury stocks	(48)	(0.2)	29423.5%	(9)	414.5%
Net Income for the period	801	519	54.3%	319	n.a.

EXHIBIT 2 – TIM S.A.
Income Statement

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
REPORTED								
R$ million								
Net Revenues	6,303	5,863	7.5%	6,096	3.4%	12,398	11,503	7.8%
Services Revenues	6,103	5,695	7.2%	5,909	3.3%	12,013	11,162	7.6%
Mobile Service	5,766	5,372	7.3%	5,577	3.4%	11,343	10,524	7.8%
Client Generated	5,389	4,978	8.3%	5,191	3.8%	10,580	9,799	8.0%
Interconnection	87	108	-19.6%	94	-7.9%	181	219	-17.1%
Customer Platform	30	36	-16.3%	31	-2.4%	62	68	-9.3%
Others	260	250	3.9%	260	-0.1%	520	438	18.7%
Fixed Service	**337**	**323**	**4.5%**	**332**	**1.5%**	**670**	**638**	**5.0%**
of which TIM UltraFibra	234	217	8.0%	229	2.5%	463	426	8.5%
Products Revenues	**199**	**168**	**18.5%**	**186**	**7.0%**	**385**	**342**	**12.8%**
Operating Expenses	**(3,150)**	**(2,967)**	**6.2%**	**(3,205)**	**-1.7%**	**(6,355)**	**(6,032)**	**5.4%**
EBITDA	**3,153**	**2,896**	**8.8%**	**2,890**	**9.1%**	**6,043**	**5,472**	**10.4%**
EBITDA Margin	50.0%	49.4%	0.6p.p.	47.4%	2.6p.p.	48.7%	47.6%	1.2p.p.
Depreciation & Amortization	**(1,756)**	**(1,835)**	**-4.3%**	**(1,755)**	**0.04%**	**(3,510)**	**(3,612)**	**-2.8%**
Depreciation	(1,274)	(1,364)	-6.6%	(1,276)	-0.2%	(2,549)	(2,657)	-4.1%
Amortization	(482)	(471)	2.3%	(479)	0.6%	(961)	(955)	0.7%
Equity in Earnings	**(23)**	**(23)**	**-**	**(23)**	**2.6%**	**(46)**	**(42)**	**9.4%**
EBIT	**1,374**	**1,039**	**32.3%**	**1,113**	**23.5%**	**2,487**	**1,818**	**36.8%**
EBIT Margin	21.8%	17.7%	4.1p.p.	18.3%	3.5p.p.	20.1%	15.8%	4.3p.p.
Net Financial Results	**(450)**	**(426)**	**5.7%**	**(525)**	**-14.3%**	**(975)**	**(649)**	**50.2%**
Financial Expenses	(661)	(741)	-10.8%	(754)	-12.3%	(1,415)	(1,337)	5.9%
Financial Income	188	316	-40.5%	221	-14.9%	409	691	-40.8%
Net Exchange Variation	23	(1)	n.a.	8	191.9%	31	(4)	n.a.
Income before taxes	**924**	**613**	**50.8%**	**588**	**57.2%**	**1,512**	**1,169**	**29.3%**
Income Tax and Social Contribution	(143)	13	n.a.	(69)	108.8%	(212)	(130)	62.4%
Net Income	**781**	**626**	**24.7%**	**519**	**50.4%**	**1,301**	**1,039**	**25.2%**
NORMALIZED*								
R$ million								
Net Revenues	6,303	5,863	7.5%	6,096	3.4%	12,398	11,544	7.4%
Services Revenues	6,103	5,695	7.2%	5,909	3.3%	12,013	11,203	7.2%
Mobile Service	5,766	5,372	7.3%	5,577	3.4%	11,343	10,565	7.4%
Client Generated	5,389	4,978	8.3%	5,191	3.8%	10,580	9,799	8.0%
Interconnection	87	108	-19.6%	94	-7.9%	181	219	-17.1%
Customer Platform	30	36	-16.3%	31	-2.4%	62	68	-9.3%
Others	260	250	3.9%	260	-0.1%	520	479	8.6%
Fixed Service	**337**	**323**	**4.5%**	**332**	**1.5%**	**670**	**638**	**5.0%**
of which TIM UltraFibra	234	217	8.0%	229	2.5%	463	426	8.5%
Products Revenues	**199**	**168**	**18.5%**	**186**	**7.0%**	**385**	**342**	**12.8%**
Operating Expenses	**(3,150)**	**(2,949)**	**6.8%**	**(3,205)**	**-1.7%**	**(6,355)**	**(6,019)**	**5.6%**
Personnel	(366)	(337)	8.6%	(364)	0.5%	(730)	(672)	8.7%
Commercial	(1,002)	(933)	7.4%	(980)	2.2%	(1,982)	(1,967)	0.8%
Network & Interconnection	(1,079)	(1,016)	6.2%	(1,135)	-4.9%	(2,214)	(1,983)	11.7%
General & Administrative	(209)	(201)	3.9%	(220)	-5.2%	(429)	(446)	-3.8%
Cost Of Goods Sold (COGS)	(268)	(238)	12.3%	(248)	8.0%	(515)	(468)	10.0%
Bad Debt	(172)	(146)	18.1%	(166)	4.0%	(338)	(306)	10.6%
Other Operational Revenues (Expenses)	(54)	(78)	-31.1%	(93)	-42.3%	(146)	(177)	-17.4%
EBITDA	**3,153**	**2,914**	**8.2%**	**2,890**	**9.1%**	**6,043**	**5,526**	**9.4%**
EBITDA Margin	50.0%	49.7%	0.3p.p.	47.4%	2.6p.p.	48.7%	47.9%	0.9p.p.
Net Financial Results	(450)	(426)	5.7%	(525)	-14.3%	(975)	(649)	50.2%
Income Tax and Social Contribution	(143)	8	n.a.	(69)	108.8%	(212)	(149)	42.4%
Net Income	781	638	22.5%	519	50.4%	1,301	1,075	21.0%
Total Normalized Items	-	(11)	n.a.	-	n.a.	-	(36)	n.a.

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (-R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution (-R$5.9 million in 2Q23 and -R$12.4 million in 1Q23).

EXHIBIT 3 – TIM S.A.
Cash Flow Statement

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Initial Cash Balance	**1,985**	**3,555**	**-44.2%**	**3,078**	**-35.5%**	**3,078**	**2,549**	**20.8%**
Earnings Before Taxes Normalized*	924	630	46.6%	588	57.2%	1,512	1,223	23.6%
Non recurring operating items	-	(17)	n.a.	-	n.a.	-	(54)	n.a.
Depreciation & Amortization	1,756	1,835	-4.3%	1,755	0.0%	3,510	3,612	-2.8%
Equity in earnings	23	23	0.0%	23	2.6%	46	42	9.4%
Residual value of property, plant and equipment and intangible written off	2	90	-97.5%	1	84.5%	3	80	-95.7%
Interest on asset retirement obligation	4	10	-59.9%	3	44.4%	7	15	-56.0%
Provision for legal and administrative proceedings	50	75	-33.8%	90	-44.7%	139	173	-19.5%
Monetary adjustments to deposits, administrative and legal proceedings	(11)	18	n.a.	87	n.a.	76	106	-28.3%
Interest, monetary and exchange variations of borrowings and other financial adjustments	190	(147)	n.a.	214	-11.1%	404	2	18882.5%
Yield from securities	(35)	(10)	242.5%	(47)	-25.4%	(82)	(26)	214.9%
Lease interest payable	361	341	5.8%	349	3.5%	710	512	38.6%
Lease interest receivable	(7)	(7)	1.6%	(7)	0.1%	(14)	(14)	1.5%
Gains from Cozani acquisition (via price adjustment)	-	-	n.a.	-	n.a.	-	-	n.a.
Provision for expected credit losses	172	146	18.1%	166	4.0%	338	306	10.6%
Long-term incentive plans	10	5	87.8%	5	110.6%	14	11	30.5%
Decrease (increase) in operating assets	**(210)**	**(347)**	**-39.5%**	**(766)**	**-72.6%**	**(975)**	**(940)**	**3.7%**
Trade accounts receivable	(327)	(317)	3.0%	(464)	-29.6%	(791)	(450)	75.8%
Taxes and contributions recoverable	10	(107)	n.a.	187	-94.5%	197	(106)	n.a.
Inventory	(11)	(73)	-84.7%	(73)	-84.6%	(84)	(138)	-39.2%
Prepaid expenses	86	137	-37.5%	(425)	n.a.	(339)	(211)	60.6%
Judicial deposit	16	24	-33.4%	10	64.3%	25	15	70.5%
Other current assets	16.2	(11)	n.a.	-	4747.8%	17	(49)	n.a.
Increase (decrease) in operating liabilities	**(492)**	**(458)**	**7.6%**	**(813)**	**-39.4%**	**(1,305)**	**(762)**	**71.3%**
Payroll and related charges	(107)	(73)	46.5%	76	n.a.	(31)	3	n.a.
Suppliers	(285)	(210)	35.6%	(708)	-59.7%	(993)	(593)	67.6%
Taxes, charges and contributions	227	179	26.8%	(22)	n.a.	204	328	-37.6%
Authorizations payable	(124)	(121)	2.7%	21	n.a.	(103)	(104)	-0.9%
Payments for legal and administrative proceedings	(98)	(115)	-14.4%	(63)	56.4%	(161)	(161)	-0.1%
Deferred revenues	(34)	(14)	138.0%	(19)	81.5%	(52)	(26)	104.2%
Other current liabilities	(71)	(103)	-31.4%	(99)	-28.5%	(170)	(209)	-18.8%
Income tax and social contribution paid	(50)	(58)	n.a.	-	n.a.	(50)	(197)	n.a.
Net Cash (used in) from operations	**2,687**	**2,128**	**26.2%**	**1,646**	**63.2%**	**4,332**	**4,087**	**6.0%**
Capex	(925)	(926)	-0.1%	(1,355)	-31.7%	(2,280)	(2,214)	2.9%
Redemption of marketable securities	2,324	69	3279.4%	2,055	13.1%	4,380	2,349	86.5%
Investment on marketable securities	(2,106)	(5)	42014.2%	(1,436)	46.6%	(3,542)	(404)	776.6%
Capital allocation in 5G Fund	(77)	-	n.a.	-	n.a.	(77)	-	n.a.
Other financial assets	-	-	n.a.	-	n.a.	-	-	n.a.
Consideration for the acquisition of Cozani, net of cash acquired	-	-	n.a.	-	n.a.	-	-	n.a.
Others	7	9	-20.1%	3	134.4%	10	16	-33.3%
Net cash used in investment activities	**(776)**	**(853)**	**-9.0%**	**(732)**	**6.1%**	**(1,508)**	**(254)**	**494.1%**
New loans	387	-	n.a.	-	n.a.	387	-	n.a.
Amortization of loans	(582)	(89)	553.6%	(589)	-1.2%	(1,171)	(133)	779.3%
Interest paid - Loans	(50)	(78)	-35.7%	(30)	68.0%	(81)	(107)	-25.0%
Payment of lease liability	(417)	(461)	-9.5%	(409)	2.0%	(826)	(916)	-9.9%
Interest paid on lease liabilities	(353)	(356)	-0.8%	(359)	-1.5%	(712)	(707)	0.8%
Lease incentives	31.6	-	n.a.	34	-6.9%	65	-	n.a.
Derivative financial instruments	(133)	37	n.a.	(5)	2841.8%	(137)	19	n.a.
Dividends and interest on shareholder's equity paid	(626)	(816)	-23.2%	(645)	-2.9%	(1,271)	(1,471)	n.a.
Purchase of treasury shares, net of disposals	(40)	-	n.a.	(5)	n.a.	(45)	-	n.a.
Net cash used in financing activities	**(1,784)**	**(1,763)**	**1.2%**	**(2,007)**	**-11.1%**	**(3,791)**	**(3,315)**	**14.3%**
Cash Flow	**126**	**(488)**	**n.a.**	**(1,093)**	**n.a.**	**(967)**	**518**	**n.a.**
Final Cash Balance	**2,111**	**3,067**	**-31.2%**	**1,985**	**6.4%**	**2,111**	**3,067**	**-31.2%**

* Normalized EBT according to items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections.

EXHIBIT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
Mobile Customer Base ('000)	61,986	61,225	1.2%	61,420	0.1%	61,986	61,225	1.2%
Prepaid	33,014	34,639	-4.7%	33,312	-0.9%	33,014	34,639	-4.7%
Postpaid	28,972	26,586	9.0%	28,108	3.1%	28,972	26,586	9.0%
Postpaid (ex-M2M)	23,453	21,842	7.4%	22,995	2.0%	23,453	21,842	7.4%
4G Users Base ('000)	51,481	54,736	-5.9%	52,249	-1.5%	51,481	54,736	-5.9%
5G Users Base ('000)	7,560	2,477	205.2%	6,167	22.6%	7,560	2,477	205.2%
Market Share*	23.7%	24.3%	-0.6p.p.	23.8%	-0.05p.p.	23.7%	24.3%	-0.6p.p.
Prepaid	31.0%	31.8%	-0.8p.p.	31.1%	-0.1p.p.	31.0%	31.8%	-0.8p.p.
Postpaid	18.6%	18.6%	-	18.6%	-	18.6%	18.6%	0.0p.p.
Postpaid (ex-M2M)	21.3%	21.5%	-0.2p.p.	21.3%	-	21.3%	21.5%	-0.2p.p.
Monthly Churn (%)	2.9%	3.1%	-0.3p.p.	2.8%	0.1p.p.	2.8%	3.3%	-0.5p.p.
Reported Mobile ARPU (R$)	31.2	29.2	6.8%	30.3	2.7%	30.8	28.4	8.2%
Normalized Mobile ARPU (R$)	31.2	29.2	6.8%	30.3	2.7%	30.8	28.5	7.8%
Prepaid	14.9	14.3	4.0%	14.6	1.5%	14.8	14.1	4.7%
Postpaid	43.9	43.1	1.8%	42.1	4.2%	43.0	41.8	2.9%
Postpaid (ex-M2M)	53.4	51.8	3.1%	51.0	4.7%	52.2	49.9	4.7%
TIM UltraFibra Customer Base ('000)	798	761	4.8%	806	-1.1%	798	761	4.8%
FTTH	737	643	14.7%	733	0.5%	737	643	14.7%
FTTC	61	118	-48.9%	73	-17.0%	61	118	-48.9%
TIM UltraFibra Net Additions ('000)	(9)	29	-129.9%	4	-317.2%	(5)	45	-110.2%
TIM UltraFibra ARPU (R$)	98.6	94.8	3.9%	95.8	2.8%	97.2	93.9	3.5%
Handsets Sold ('000)	170	135	25.8%	160	6.3%	331	280	18.2%

* Data published by Anatel as of May 2024.

EXHIBIT 5 – TIM S.A.
EBITDA After Lease

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Normalized EBITDA*	**3,153**	**2,914**	8.2%	**2,890**	9.1%	**6,043**	**5,526**	9.4%
Total Lease Impact over Normalized EBITDA	(692)	(748)	-7.5%	(693)	-0.1%	(1,385)	(1,539)	-10.1%
Lease Payment	(770)	(817)	-5.7%	(768)	0.4%	(1,538)	(1,623)	-5.2%
Excluding decomissioning fines	32	57	-43.1%	27	21.9%	59	57	3.7%
Other Lease effects	46	12	269.4%	48	-5.0%	94	27	256.3%
Normalized EBITDA-AL	**2,461**	**2,166**	**13.6%**	**2,198**	**12.0%**	**4,658**	**3,986**	**16.9%**
Normalized EBITDA-AL Margin	39.0%	36.9%	2.1p.p.	36.1%	3.0p.p.	37.6%	34.5%	3.0p.p.
Capex	(925)	(926)	-0.1%	(1,355)	-31.7%	2,279	2,214	2.9%
Normalized EBITDA-AL - Capex	**1,536**	**1,240**	**23.8%**	**843**	**82.2%**	**2,379**	**1,772**	**34.3%**
Normalized EBITDA-AL Margin - Capex	24.4%	21.2%	3.2p.p.	13.8%	10.5p.p.	19.2%	15.3%	3.8p.p.

* Normalized EBITDA as per items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections.